Exhibit 99.1

Scotiabank reports record full-year results and solid fourth quarter

Fiscal 2005 Highlights (year-over-year)
•	Earnings per share (diluted) of $3.15, up 11.7% from $2.82
•	Net income of $3,209 million, up 10% from $2,908 million
•	ROE of 20.9%, versus 19.9%
•	Productivity ratio of 56.3%, an improvement over 56.9% last year
•	Annual dividends per share increase of 22 cents or 20% to $1.32

Fourth Quarter Highlights (versus Q4, 2004)
•	Earnings per share (diluted) of $0.80, up 15.9% from $0.69
•	Net income of $811 million, up 15% from $705 million
•	ROE of 20.5%, versus 18.8%
•	Productivity ratio of 57.8%, versus 59.4%
•	A further quarterly dividend increase of 2 cents was announced, taking the dividend per common share to 36 cents, payable in January, 2006

TORONTO, November 29, 2005 - Scotiabank achieved record earnings in 2005, with net income of $3,209 million. Earnings per share (EPS) (diluted) were $3.15, in comparison to $2.82 in 2004, and return on equity was strong at 20.9%, compared to 19.9% last year.

Scotiabank also delivered solid results for the fourth quarter ended October 31, 2005, with net income of $811 million, up 15% from the same period last year. Diluted EPS rose to $0.80, from $0.69 a year ago. ROE was 20.5%.

“We had another year of record results and exceeded all of our 2005 targets,” said Rick Waugh, President and CEO. “Our strategy of diversifying across three business lines - Domestic Banking, Scotia Capital and International Banking - combined with improvements in credit quality underpinned our strong results this year.

"One of the major contributors to our success this year was significant loan growth. Total loans were 11% higher than in 2004, the highest level in five years. Domestic Banking has shown significant asset growth in mortgages and retail lending and there was continuing strong asset growth in International Banking, notably in Mexico and the Caribbean, along with contributions from acquisitions in 2005.

"Domestic Banking achieved market share gains and wealth management had a record year. International Banking also increased market share in several countries resulting in another successful year for this division. Our international operations continue to set Scotiabank apart from our domestic peers. Scotia Capital had a solid year, setting a record for trading revenues and benefiting from a healthy credit environment.

“This broad-based growth allowed us to earn through the impact of narrower domestic interest margins, the stronger Canadian dollar and lower credit fees reflecting the high levels of liquidity in U.S. and European loan markets.

“We have maintained our strong capital ratios, which are among the best of the Canadian banks. This has allowed us to provide shareholders with two dividend increases this year, a year-over-year increase of 20%. It also provides us with the flexibility to pursue new growth opportunities, which we continue to seek in a disciplined manner.

“These strong results reflect Scotiabank’s core strengths in risk management and cost control and our focus on customer satisfaction. They are also a reflection of customer-focused execution by our talented and dedicated employees, who give Scotiabank high scores in employee satisfaction surveys. We are proud to be recognized as an employer of choice.”

The Bank exceeded all of its performance targets this year as follows:

1.	TARGET: Generate growth in EPS (diluted) of 5 to 10% per year. Our year-over-year EPS growth was 11.7%.

2.	TARGET: Earn a return on equity (ROE) of 17 to 20%. For the full year, Scotiabank earned an ROE of 20.9%.

3.	TARGET: Maintain strong capital ratios. At 11.1%, Scotiabank’s Tier 1 capital ratio remains among the highest of the Canadian banks and strong by international standards.

4.	TARGET: Maintain a productivity ratio of less than 58%. Scotiabank’s performance was 56.3%.

“Looking ahead to 2006, we fully expect to grow earnings per share due to continued asset growth across all business lines, stabilization of the domestic interest margin and increases in most retail revenue categories. The extent of this growth will be impacted by the volatility of the Canadian dollar,” Mr. Waugh said. “We will be looking to enhance shareholder value by driving substantial revenue growth - organically and through acquisitions - in both domestic and international markets across our three growth platforms.

“By applying our philosophy of One Team, One Goal, we are well-positioned to achieve our vision of being the best Canadian-based international financial services company.”

Financial Highlights

	As at and for the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
(Unaudited)	2005	2005	2004	2005	2004
Operating results ($ millions)
Net interest income (1) (TEB (2))	1,581	1,561	1,461	6,197	5,975
Total revenue (1) (TEB (2))	2,735	2,689	2,457	10,726	10,295
Provision for credit losses	36	85	40	230	390
Non-interest expenses	1,579	1,517	1,461	6,043	5,862
Provision for income taxes (1) (TEB (2))	289	286	238	1,173	1,060
Net income (1)	811	784	705	3,209	2,908
Net income available to common shareholders	803	775	701	3,184	2,892
Operating performance
Basic earnings per share ($)	0.81	0.78	0.70	3.19	2.87
Diluted earnings per share ($)	0.80	0.77	0.69	3.15	2.82
Return on equity (%)	20.5	19.9	18.8	20.9	19.9
Productivity ratio (1) (%) (TEB (2))	57.8	56.4	59.4	56.3	56.9
Net interest margin on total average assets (1) (%) (TEB (2))	1.97	1.97	2.06	2.00	2.10
Balance sheet information ($ millions)
Cash resources and securities	93,964	95,911	75,928
Loans and acceptances	198,581	199,530	178,854
Total assets	314,025	317,533	279,212
Deposits	217,445	220,009	195,196
Preferred shares (1)	600	600	300
Common shareholders' equity	15,482	15,603	14,685
Assets under administration	171,392	166,717	156,800
Assets under management	26,630	23,975	21,225
Capital measures
Tier 1 capital ratio (%)	11.1	11.1	11.5
Total capital ratio (%)	13.2	13.1	13.9
Tangible common equity to risk-weighted assets (3) (%)	9.3	9.3	9.7
Risk-weighted assets ($ millions)	162,799	163,798	150,549
Credit quality
Net impaired loans (4) ($ millions)	681	573	879
General allowance for credit losses ($ millions)	1,330	1,375	1,375
Net impaired loans as a % of loans and acceptances (4)	0.34	0.29	0.49
Specific provision for credit losses as a % of average loans and acceptances (annualized)	0.16	0.17	0.20	0.14	0.27
Common share information
Share price ($)
High	44.22	42.64	40.00	44.22	40.00
Low	40.31	39.19	35.28	36.41	31.08
Close	42.99	41.75	39.60
Shares outstanding (millions)
Average (Basic)	995	995	1,008	998	1,010
Average (Diluted)	1,008	1,009	1,024	1,012	1,026
End of period	990	995	1,009
Dividends per share ($)	0.34	0.34	0.30	1.32	1.10
Dividend yield (%)	3.2	3.3	3.2	3.3	3.1
Dividend payout ratio (5) (%)	42.1	43.7	43.1	41.4	38.4
Market capitalization ($ millions)	42,568	41,547	39,937
Book value per common share ($)	15.64	15.68	14.56
Market value to book value multiple	2.7	2.7	2.7
Price to earnings multiple (trailing 4 quarters)	13.5	13.6	13.8
Other information
Employees	46,631	46,269	43,928
Branches and offices	1,959	1,944	1,871

Certain comparative amounts have been reclassified to conform with current period presentation.
(1)	Comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments.
(2)	The adjustment that changes GAAP measures to taxable equivalent basis (TEB) measures is discussed in footnote (2) of the Total Business Line Review section set out below.
(3)	Represents common shareholders' equity and non-controlling interest in subsidiaries, less goodwill and other intangible assets, as a percentage of risk-weighted assets.
(4)	Net impaired loans are impaired loans less the specific allowance for credit losses.
(5)	Represents common dividends for the period as a percentage of the net income available to common shareholders for the period.

Review of Operating Performance

Full-Year Review

Net income
Scotiabank achieved record results in 2005, with net income available to common shareholders of $3,184 million, $292 million or 10% higher than last year. The increase was driven by improved credit quality and retail asset growth, partly offset by lower interest margins in Canada and the negative impact of foreign currency translation.

Total revenue
Total revenues (on a taxable equivalent basis) were $10,726 million in 2005, an increase of $431 million or 4% from the prior year. Before the impact of foreign currency translation, the Bank's revenues grew by $718 million or 7%. Growth was broad-based, with higher results from Domestic Banking, record trading revenues in Scotia Capital, strong results in International Banking, and contributions from acquisitions made in 2005. This was partially offset by lower corporate banking revenues and the negative effect of foreign currency translation, as the Canadian dollar continued to appreciate against most currencies in the countries in which the Bank operates.

Net interest income

Net interest income on a taxable equivalent basis was $6,197 million in 2005, up $222 million or 4% over last year, despite the negative impact of $164 million due to foreign currency translation. Underlying net interest income rose by $386 million or 6%.

The Bank's interest margin (net interest income as a percentage of average assets) was 2.00% in 2005, a decrease of 10 basis points from the previous year. This was due primarily to a decline in the Canadian currency interest margin.

Canadian currency net interest income was $3,654 million in 2005, an increase of $134 million or 4% from the prior year. This was largely driven by another strong year of deposit and retail lending growth, both in residential mortgages and personal loans, resulting in a substantial rise of 14% in average retail asset balances. These increases were partly offset by a compression in the interest margin, caused by several factors. These included customer preference for lower-yielding variable-rate mortgages and a flattening of the yield curve. As well, retail asset growth exceeded retail deposit growth, with the difference being funded by more expensive wholesale deposits.

Foreign currency net interest income was $2,543 million this year, $88 million above 2004, despite a $164 million negative impact due to foreign currency translation. Underlying net interest income rose by $252 million or 10%. This increase was largely from strong asset growth in International Banking, particularly Scotiabank Inverlat in Mexico, as well as the Caribbean and Central America. The acquisition of Banco de Comercio in El Salvador also contributed to this growth. These improvements were partly offset by the impact of lower corporate lending volumes and margins, primarily in the U.S. and Europe.

Other income

Other income was $4,529 million in 2005, an increase of $209 million or 5% from 2004, despite a reduction of $123 million from foreign currency translation. Underlying year-over-year growth was a solid $332 million or 8%.

There were increases in card revenues, deposit and payment services, mutual fund fees, investment management, brokerage and trust services. Trading revenues were a record, due mainly to growth from derivatives, fixed income and institutional equity trading. Investment banking revenues also increased, reflecting the acquisition of Waterous & Co. by Scotia Capital, strong new issue revenue and record institutional brokerage fees. These gains were partially offset by lower realized gains on investment securities and a decline in credit fees.

Non-interest expenses
Non-interest expenses were $6,043 million in 2005, an increase of $181 million or 3% from last year, which was moderated by the positive effect of foreign currency translation of $95 million.

Salaries and employee benefits were $3,488 million, up 1% during the year, tempered by the effect of foreign currency translation. Underlying salary and benefit expenses, before the impact of foreign currency translation and the acquisitions during the year, rose 2%. There was higher performance-based compensation, reflecting the strong growth in retail brokerage revenues in ScotiaMcLeod, and higher trading revenues in Scotia Capital. This was partly offset by a decline in stock-based compensation, due to a smaller rise in the Bank’s share price in 2005, and increased hedging activities. Pensions and other employee benefits declined slightly, as higher medical, dental and insurance costs were more than offset by lower payroll taxes and adjustments to pension-related costs.

Premises and technology expenses were $1,148 million in 2005, an increase of 1% from last year. This was mainly as a result of a variety of technology projects, including system enhancements and branch upgrades, partly offset by lower depreciation expense. There were also higher litigation and advertising costs.

The Bank’s productivity ratio - a measure of efficiency in the banking industry - was 56.3%. This was a slight improvement from last year, despite increased spending on technology initiatives to facilitate future revenue growth. The ratio remained better than our target of 58%.

Taxes
The provision for income taxes was $847 million in 2005, an increase of 8% over last year. This largely reflected the growth in pre-tax income of 10%, partially offset by a higher proportion of income from foreign subsidiaries with lower tax rates, resulting in an overall effective tax rate for the year of 20.5%, compared to 20.8% last year. Scotiabank Inverlat continued to benefit from the utilization of previously unrecognized tax loss carryforwards.

Non-controlling interest
The deduction for non-controlling interest in subsidiaries was $71 million in 2005, a decline of $4 million from 2004, reflecting the full-year impact of the Bank increasing its ownership of Scotiabank Inverlat to 97% during 2004.

Risk Management

Credit risk
In 2005, the total provision for credit losses was $230 million, a significant improvement from $390 million in 2004. The specific provision for credit losses was $275 million, down substantially from $490 million last year, mostly in the commercial and corporate portfolios, reflecting better credit conditions throughout 2005.

Domestic Banking provisions were $274 million, a decrease of $43 million from last year. The improvement was entirely in the commercial portfolio where the provisions declined by $61 million to $49 million. This reduction was offset in part by an increase of $18 million in retail loans, consistent with the continued growth in that portfolio. Nevertheless, retail provisions remained low at 0.22% of average assets.

While provisions of $70 million in the International Banking portfolios were unchanged from last year, higher provisions in Mexico and Chile were offset by lower provisions in the Caribbean and Asia.

In Scotia Capital, there was a net recovery of $71 million in 2005, compared to provisions of $106 million in 2004. Of the $177 million reduction, $147 million was in the U.S. and $33 million in Europe. These declines were due to fewer new problem loans compared to the previous year. Overall, strong credit conditions prevailed in 2005.

During 2005, the general allowance for credit losses was reduced by $45 million to $1,330 million at October 31, 2005, or 0.82% of risk-weighted assets. The mix of economic and business trends which factor in the determination of the general allowance were more favourable this year, consistent with improved credit conditions and the credit quality of the portfolio. This was tempered somewhat by the potential impact on the loan portfolio of the significant appreciation of the Canadian dollar, rising energy prices and weakness in the forestry and auto sectors.

Net impaired loans, after deducting the specific allowance for credit losses, were $681 million at October 31, 2005, a significant improvement of $198 million from a year ago. The largest decline was in Scotia Capital, reflecting improved credit conditions and the positive impact of risk and portfolio management strategies.

Market risk
Market risk in the Bank’s trading activities remained fairly modest with an average one day Value at Risk (VaR) of $7.6 million in 2005, compared to $8.8 million in 2004. In the fourth quarter, VaR decreased to an average of $7.5 million from $7.7 million in the third quarter. Both the year-over-year and quarter-over-quarter declines were the result of reduced interest rate risk. Trading revenue was positive on 89% of the trading days in the fourth quarter, compared to 98% in the last quarter. No single day’s loss exceeded the one day VaR.

Liquidity risk
Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. Liquidity risk is controlled by policies and limits with respect to cash flow gaps over specified time periods and minimum holdings of core liquid assets that can generally be sold or pledged to meet the Bank’s obligations. As at October 31, 2005, total liquid assets were $82 billion (2004 - $69 billion), equal to 26% of total assets versus 25% the previous year.

Balance sheet
The Bank’s total assets were $314 billion as at October 31, 2005, up $35 billion or 12% from last year. Growth was spread across most asset categories, and was offset marginally by the translation impact of the stronger Canadian dollar, which reduced assets by $3 billion.

The Bank had solid growth in its loan portfolio in 2005, with loans up $19 billion or 11%, with loan balances at their highest level in five years. Domestic retail lending operations continued to reflect very good performance. Residential mortgages grew $5 billion or 8%, and personal and credit card lending increased significantly, up $4 billion or 15%. This growth was driven by continued strong sales of ScotiaLine products and the popularity of the new Flex Value mortgage, as well as the low levels of interest rates and a robust housing and home renovation market.

International Banking also experienced strong growth in retail lending assets, particularly in Mexico and the Caribbean, with growth of $2 billion.

Business lending increased $5 billion, in part due to good loan growth in Mexico and the Caribbean and Central American region. Underlying lending volumes in the U.S. and European corporate loan portfolios declined in 2005, following more substantial declines in recent years. Securities purchased under resale agreements contributed a further $3 billion to growth in loans.

Securities increased $15 billion from last year. Trading securities rose $7 billion, largely in Scotia Capital, where these securities are used to hedge market risk relating to trading activities with clients, with smaller increases in Scotiabank Inverlat’s trading portfolio.

Investment securities rose by $8 billion, due primarily to the $5 billion that was recognized as a result of the consolidation of a multi-seller commercial paper conduit from the adoption of new accounting standards for variable interest entities (VIEs).

As at October 31, 2005, the surplus of the market value over book value of the Bank’s investment securities was $1,035 million, down only $13 million from the prior year, notwithstanding net realized gains of $414 million in 2005. The Bank realized a gain of $118 million on the sale of part of its holdings in Shinsei Bank of Japan in 2005, compared to a gain of $125 million in 2004.

The Bank’s total liabilities increased $34 billion to $298 billion as at October 31, 2005, with underlying growth of $37 billion partly offset by the foreign currency translation impact of $3 billion.

Deposits increased by $22 billion this year. Business and government deposits were up $15 billion in 2005, mainly to fund retail asset and securities growth. Domestic personal deposits grew by $3 billion, largely due to growth in term deposits, as customers took advantage of higher interest rates. As well, personal deposits rose $1 billion in the Latin American and Caribbean markets.

Obligations related to repurchase agreements fluctuate as the Bank changes its mix of wholesale funding. The year-over-year increase of $7 billion was attributable mainly to the growth in the securities portfolio.

Total shareholders’ equity rose by $1,097 million in 2005, as the Bank had a record level of internally generated capital of $1,867 million and issued $300 million non-cumulative preferred shares. These increases were partly offset by common share buybacks, and the net effect of unrealized foreign currency translation losses recorded in shareholders’ equity.

Capital management
Scotiabank's capital base remained strong at year end, with a tangible common equity (TCE, as defined under Financial Highlights above) ratio of 9.3%, down from 9.7% last year. However, the Bank's TCE ratio continued to be the strongest of the major Canadian banks.

The Bank's Tier 1 ratio was 11.1% at October 31, 2005, down from the 11.5% last year, but unchanged from last quarter. Tier 1 capital rose by $885 million, driven by a record increase in internally generated capital of $1,867 million and the issuance of the Series 13 preferred shares of $300 million. Partly offsetting the growth in Tier 1 capital were the cost of common share buybacks of $1,057 million and the $178 million impact of net unrealized foreign currency translation losses recorded in shareholders’ equity.

In January 2005, the Bank renewed its normal course issuer bid on the Toronto Stock Exchange to buy back up to 50 million common shares at prevailing market prices. During fiscal 2005, 26.1 million common shares were purchased at an average price of $40.51, compared to the repurchase of 9.1 million shares in 2004 at an average price of $34.96. The normal course issuer bid is expected to be renewed upon its expiry on January 5, 2006.

Fourth Quarter Review

Net income
Net income available to common shareholders was $803 million in the fourth quarter, an increase of $102 million or 15% from the same quarter last year, despite a negative impact of $24 million from foreign currency translation. Underlying net income available to common shareholders rose by $126 million or 18% from last year. The year-over-year growth was due mainly to higher net interest income, increased brokerage and investment management revenues and greater realized securities gains, partly offset by a compression in the margin and higher expenses.

Net income was $27 million above last quarter, notwithstanding a $19 million negative impact from foreign currency translation. The increase reflected lower credit losses due to a $45 million (pre-tax) reduction in the general allowance for credit losses, along with greater brokerage revenues, partly offset by higher expenses.

Total revenue
Total revenue (on a taxable equivalent basis) was $2,735 million in the fourth quarter, an increase of $278 million or 11% over the same quarter last year, notwithstanding a negative foreign currency translation impact of $56 million or 2%. Quarter over quarter, total revenue rose $46 million or 2%, tempered by a $47 million negative impact from foreign currency translation.

Net interest income
Net interest income (on a taxable equivalent basis) was $1,581 million in the fourth quarter, an increase of $120 million or 8% over the same quarter last year, and $20 million above the third quarter.

The Bank’s interest margin was 1.97% in the fourth quarter, a decrease of nine basis points from last year, but unchanged from last quarter.

Canadian currency net interest income was $946 million in the fourth quarter, an increase of $52 million or 6% over the same quarter last year, and $32 million or 3% over the third quarter. Compared to last year, the substantial growth in average retail balances was partially offset by a decline in the interest margin. Margin compression resulted from customer preference for lower yielding variable-rate mortgages, a flattening of the yield curve and the increased use of higher cost wholesale deposits to fund retail asset growth.

Foreign currency net interest income was $635 million in the fourth quarter, an increase of $68 million or 12% over the same quarter last year, despite a negative $36 million impact from foreign currency translation. Underlying foreign currency net interest income rose by $104 million or 18%, from higher retail asset volumes in Mexico and the Caribbean, partly offset by lower U.S. and Europe corporate loan balances and margins. This quarter’s net interest income declined $13 million from last quarter. However, excluding the impact of foreign currency translation, underlying net interest income rose 2%.

Other income
Other income was $1,154 million in the fourth quarter, an increase of $158 million or 16% from the same quarter last year. This growth was driven by higher net gains on the sale of investment securities and stronger retail brokerage and trading revenues. The Scotia Waterous and Banco de Comercio acquisitions also contributed to the growth in other income. Foreign currency translation reduced other income by $20 million.

Quarter over quarter, other income rose by $26 million, due mainly to strong retail brokerage revenues, the impact of the Waterous acquisition and higher insurance revenues. Partially offsetting were the negative impact of foreign currency translation of $18 million and declines in credit fees and trading revenues.

Credit risk
The total provision for credit losses was $36 million in the fourth quarter, compared to $40 million last year and $85 million in the previous quarter. This quarter’s provision was comprised of $81 million in specific provisions and a reduction of $45 million in the general allowance for credit losses.

The specific provision for credit losses of $81 million in the fourth quarter was down slightly from the $90 million in the fourth quarter of last year and the $85 million in the previous quarter. The continuing low levels of provisions reflect a generally good credit environment.

Scotia Capital had a net recovery of $7 million in the fourth quarter compared to a net recovery of $25 million in the fourth quarter of last year and a $2 million provision for credit losses in the previous quarter.

In Domestic Banking, overall credit quality remained strong, with specific provisions of $69 million relatively unchanged from the same period last year and the prior quarter.

Specific provisions in International Banking of $16 million in the fourth quarter were down from $21 million in the previous quarter, and $43 million in the fourth quarter last year when higher provisions were taken in the Caribbean region due to the effects of hurricanes.

The general allowance for credit losses was reduced by $45 million in the quarter as the positive trends in credit quality continued. In the fourth quarter of 2004, the general allowance was reduced by $50 million.

Total net impaired loans, after deducting only the allowance for specific credit losses, were $681 million as at October 31, 2005, an increase of $108 million from last quarter as additional net formations occurred in each business line.

Non-interest expenses and productivity
Non-interest expenses were $1,579 million in the fourth quarter, an increase of $118 million or 8% over the same quarter last year. Foreign currency translation had a positive impact on expenses, partly offset by the impact of the Banco de Comercio and Scotia Waterous acquisitions. Also contributing to the increase were higher advertising costs, mainly from a major credit card marketing campaign in Mexico, an underlying 3% increase in salaries and employee benefits, and higher litigation costs.

Quarter over quarter, non-interest expenses rose $62 million, due mainly to higher advertising, technology and professional expenses, employee training and volume-driven appraisal and acquisition fees.

The Bank’s productivity ratio was 57.8% this quarter, compared to 59.4% in the same quarter last year, and 56.4% last quarter.

Taxes
The Bank’s effective tax rate was 20.4% in the fourth quarter, a 180 basis point increase from the same quarter last year but virtually unchanged from the previous quarter. The year-over-year increase was due primarily to higher income from tax-exempt securities in the prior year. This effect was partially offset by higher levels of earnings from foreign subsidiaries with lower tax rates.

Non-controlling interest
The deduction for non-controlling interest in subsidiaries was $20 million for the quarter, up $7 million from the same period last year, and $3 million from last quarter, due to higher levels of earnings in subsidiaries.

Dividend
The Board of Directors, at its meeting on November 29, 2005, approved a quarterly dividend of 36 cents per common share, an increase of 2 cents, payable on January 27, 2006, to shareholders of record as of January 3, 2006. This will be 12.5% higher than the quarterly dividend paid in January 2005, and continues the Bank’s long record of dividend increases.

Outlook
The global economic expansion is expected to continue through the closing months of 2005. However, growth should be more moderate in the year ahead due to high energy prices and gradually rising interest rates, both in Canada and abroad, during the first half of 2006. The expected increase in interest rates reflects concerns among central banks in a number of countries that inflation may increase.

In Canada, as the housing sector and consumer purchases of major household items lose momentum, growth will increasingly be driven by business investment, activity in the resource sector and more stimulative government policies. Rapid economic expansion in China, India and a number of other emerging economies will continue to provide important support for a wide range of commodity markets, underpinning strong growth in Western Canada. Prospects in other regions will be tempered by the appreciation of the Canadian dollar, which has added to competitive pressures in other sectors of the economy.

Notwithstanding these challenges, we remain confident in our ability to continue to achieve strong results. For 2006, we have established the following objectives:

•	Earnings per share growth - 5-10%
•	ROE - 18-22%
•	Productivity ratio of less than 58%
•	Maintain strong capital ratios and credit ratings

Business Line Highlights

Domestic Banking

Full Year
Domestic Banking reported net income available to common shareholders of $1,253 million in 2005, $148 million or 13% higher than last year, with a strong return on equity of 31.0%. Domestic Banking accounted for 39% of the Bank’s total net income. Results included significant growth in wealth management, along with continued strong performances in each of retail, small business and commercial banking.

Domestic retail assets grew 10% in 2005. This was led by a substantial increase in residential mortgage balances before securitization of $6.6 billion or 9%, partly driven by customer preference for the new Flex Value Mortgage. There was also very strong year-over-year growth of 15% in personal revolving credit, reflecting continued strength in the home renovation market.

Personal deposits grew by 5%, due mainly to an increase in term deposit balances and the ongoing success of the Money Master® High Interest Savings Account. Business deposits, including Money Master for businessTM, rose by 11%, continuing the double-digit growth trend of the past several years.

Assets under administration rose 14% to $111 billion. Net asset inflows from new customers, as well as continued growth in our share of customers’ investment business, complemented market-driven gains.

Total revenues were $5,395 million, up $230 million or 4% from last year. Net interest income increased by $82 million to $3,576 million in 2005, because of strong volume growth in assets and deposits. The interest margin declined year over year, largely reflecting increased customer preference for lower-yielding variable-rate mortgages, a flattening of the yield curve and increased use of more expensive wholesale deposits to fund strong retail asset growth.

Other income for the year was $1,819 million, an increase of $148 million or 9%, driven primarily by retail banking and wealth management activities. Brokerage revenues rose $67 million or 14%, from greater customer trading activity and higher fee-based assets. In addition, mutual fund revenues were a record due to higher balances, reflecting in part the success of the Partners Portfolios and a revised management fee structure. Retail banking revenues rose from both volume increases and price changes.

Provisions for credit losses were $274 million in 2005, down $43 million or 14% from last year, due to lower provisions in the commercial portfolio. Credit quality remained strong in the retail portfolio, with the ratio of loan losses to average loan balances improving one basis point from last year to 22 basis points. Furthermore, the consumer loan portfolio is 89% secured.

Non-interest expenses of $3,296 million remained well-controlled in 2005, up a relatively modest $79 million or 2% from last year. The increase was due mainly to higher performance-based compensation, in line with stronger brokerage revenues. This was partly offset by lower mortgage acquisition and appraisal costs, as well as a decline in stock-based compensation, due to a smaller increase in the Bank’s share price in 2005. Salary costs were basically unchanged as normal merit increases were offset by lower average staffing levels.

Fourth Quarter
Domestic Banking net income available to common shareholders for the fourth quarter was $326 million, a substantial increase of $78 million or 31% from the same quarter last year. Quarter over quarter, net income rose by $7 million.

Net interest income increased $68 million or 8% year over year due to asset growth. Retail assets before securitization rose 10%, primarily from growth of $7 billion or 9% in residential mortgage balances. Quarter over quarter, net interest income rose by $24 million.

Other income grew by $58 million or 14% from last year, primarily from increased retail brokerage and mutual fund fees and higher credit card revenues. Compared to the last quarter, other income rose 5%, again due to increased brokerage and mutual fund fees.

Loan losses remained stable. In the fourth quarter, provisions for credit losses were $69 million, down slightly from $74 million last year, but up $6 million from last quarter.

Non-interest expenses rose modestly, up $25 million or 3% from the same quarter last year, due mainly to increased performance-based compensation. Expenses rose 6% quarter over quarter, with increases in a number of categories, including advertising and employee training.

Other Domestic Banking highlights:

•	ScotiaMcLeod’s fee-based advisory programs had the highest growth rate among our major competitors for the third consecutive year, reaching the $10 billion mark this quarter.
•	Entered into two major sponsorship agreements this quarter, including:
¡	a two-year sponsorship with the CFL with the exclusive naming rights to the East and West semi-finals and finals;
¡	a five-year agreement to co-sponsor the Scotiabank Giller Prize, Canada’s most prestigious literary award.

•
Subsequent to year-end, announced the acquisition of the Canadian operations of National Bank of Greece (NBG), a full-service chartered bank and wholly-owned subsidiary of National Bank of Greece S.A. The transaction includes all assets and liabilities of NBG Bank, whose Canadian operations comprise 10 branches in the cities of Montreal, Laval, Toronto, Mississauga and Hamilton.

Scotia Capital

Full Year
Scotia Capital reported net income available to common shareholders of $915 million in 2005, a 12% increase year over year, and contributed 29% of the Bank’s total net income. The increase was due mainly to a net loan loss recovery in 2005 compared to a net provision for credit losses in 2004. In addition, record earnings were reported in Global Trading, with particularly strong results in derivatives. These were partly offset by the negative impact of foreign currency translation of $34 million and a reduction in corporate lending assets. Return on equity was 28.4% in 2005, a significant increase from the prior year.

Corporate lending balances decreased 8% overall, and were down 16% in the U.S. and Europe, approximately half of which was due to the negative impact of foreign currency translation. The decline in lending volumes reflects continued high levels of market liquidity. In Canada, loan growth of 5% was achieved, the first increase in several years due to more robust client demand, particularly in the oil and gas sector.

Total revenues were relatively flat at $2,169 million in 2005. Foreign currency translation reduced total revenues by $65 million. Net interest income fell $88 million or 9% to $849 million, while other income increased $93 million or 8% to $1,320 million.

Revenue from Canadian operations rose 8%, because of stronger institutional equity trading results, higher new issue fees in investment banking, and the inclusion of four months of results from Scotia Waterous. These increases were partially offset by lower credit fees and net interest income, as tighter market pricing offset volume gains. Corporate banking revenues in the U.S. and Europe decreased 22%, with lower interest income and credit fees, as a result of lower corporate loan volumes and tighter market pricing.

Global Trading generated strong results, as revenues increased 18%, reflecting a record in derivatives due to client-driven activity and strong growth in fixed income revenues. Foreign exchange and precious metals had solid results, although dampened somewhat by the effect of foreign currency translation.

Scotia Capital reported net recoveries of $71 million in 2005, compared to specific provisions for credit losses of $106 million last year. The improvement was primarily in the U.S. and Europe, where provisions declined $147 million and $33 million, respectively. There were net recoveries in Canada, although down slightly compared to the prior year. Net impaired loans continued to decline, particularly in the U.S., reflecting overall strong credit conditions.

Non-interest expenses were $929 million in 2005, a 3% decrease from 2004, due largely to the positive impact of foreign currency translation of $21 million and lower salary and benefit costs. These declines were partially offset by higher severance expenses and an increase in performance-related compensation, in line with improved results.

Fourth Quarter
Net income for the quarter was $229 million, an $8 million decrease from last year. Higher revenues, primarily from derivatives, were offset by lower loan loss recoveries and lower tax benefits from certain structured transactions. The $29 million quarter-over-quarter increase in net income reflected higher revenues, partly from Scotia Waterous, greater loan loss recoveries in Canada and the U.S., and lower expenses.

Year over year, revenues rose $52 million or 11% to $539 million. In Canada, revenues increased slightly as the contribution from Scotia Waterous more than offset the impact of lower lending revenues. In the U.S. and Europe, revenues were relatively flat as gains from the sale of securities in the U.S. offset a decline in corporate lending revenues caused by lower asset levels. Global Trading revenues increased a substantial 41% from last year, primarily reflecting growth in derivatives. Quarter over quarter, revenues rose 4%, due to realized securities gains in the U.S.

There was a net recovery of $7 million in credit losses in the fourth quarter, compared to a net recovery of $25 million last year and a provision for credit losses of $2 million last quarter.

Non-interest expenses were $198 million in the fourth quarter, a small decrease from last year and $16 million lower than the third quarter. Performance-based compensation and salaries and benefits declined, partly offset by an increase in severance-related expenses.

Other Scotia Capital highlights:
•	Named Best Foreign Exchange Bank in Canada for the second year in a row by Global Finance magazine.
•
Completed the first transaction under the Scotia Capital brand in Mexico, a US$1.5 billion secondary equity offering for CEMEX, a leading global building materials company. Scotia Capital was the co-lead manager for the US$400 million Mexican-listed portion of the issue and the co-manager for the US$1.1 billion US-listed ADR issue.

•
Acted as joint bookrunner on the CanWest MediaWorks Income Fund initial public offering (IPO) which raised $550 million, making it the second largest business income trust IPO in Canadian history. As part of the transaction, Scotia Capital was also the lead arranger, bookrunner and administrative agent on the restructuring of the client’s bank debt, which included $1.5 billion in new facilities. Scotia Capital also acted as the lead risk management advisor and sole hedge advisor.

International Banking

Full Year

International Banking continued to earn through the negative impact of a stronger Canadian dollar, with net income available to common shareholders in 2005 of $800 million, contributing 25% of the Bank’s total net income. This was an increase of $82 million or 12% from last year, despite a negative impact of $62 million due to foreign currency translation. Return on equity was a solid 21.6%.

While all regions contributed to this strong growth, the most significant was Scotiabank Inverlat in Mexico. Inverlat’s net contribution increased 28% from last year, dampened 5% by the impact of foreign currency translation. This increase was driven by strong loan growth and higher retail banking fees. Results in the Caribbean also improved, due primarily to lower loan losses and the acquisition of Banco de Comercio in El Salvador.

Assets increased 2% during the year, or 9% before the impact of foreign currency translation. Underlying retail loan growth was a very strong 19%, particularly in mortgages, led by growth in Mexico, Chile and the Caribbean. Commercial loan growth was 6%. Underlying growth in low cost demand and savings deposits was also strong at 11% reflecting continued growth in most Caribbean countries and in Mexico.

Total revenues were $2,762 million in 2005, an increase of $163 million or 6% from last year. Total revenues were reduced by 6% or $158 million due to the negative impact of foreign currency translation.

Net interest income was $1,969 million in 2005, an increase of $111 million or 6% from last year, despite a negative foreign currency translation impact of $117 million or 6%. Strong asset growth in Mexico and the Caribbean and the Banco de Comercio acquisition drove the increase. Margins were up slightly, with variations in individual markets.

Other income rose 7% year over year to $793 million, or 13% before the negative impact of foreign currency translation. The increase was due mostly to gains on the sale of emerging market securities and contributions from the newly acquired Banco de Comercio, partially offset by lower fee income from loan collection services associated with the Baninter acquisition in the Dominican Republic, which are now complete. There was also strong growth in retail fees in Mexico and the Caribbean due to our credit card acquisition strategy, and higher wholesale revenues in Mexico.

The provision for credit losses was $70 million in 2005, unchanged from last year. Lower provisions in the Caribbean and Asia were offset by higher provisions in Mexico and Chile.

Non-interest expenses were $1,712 million in 2005, up 7% or $106 million from last year. Expenses would have been higher by 11%, but benefited from a positive 4% impact from foreign currency translation. Expenses rose due to the Banco de Comercio acquisition, higher salaries in Mexico and the Caribbean, credit card marketing initiatives and business-related growth in Mexico, and higher litigation costs.

Fourth Quarter
International Banking reported net income available to common shareholders of $174 million this quarter, an increase of $15 million or 10% from the same quarter last year, notwithstanding a negative foreign currency translation impact of $12 million. This improvement was due primarily to increased net interest income in the Caribbean and Mexico and reduced loan losses in the Caribbean. Compared to last quarter, earnings declined $60 million or 25% due to lower gains on the sale of emerging market securities and higher marketing expenses.

There was strong loan growth of 12%, particularly in the Caribbean and Mexico, despite the dampening impact of foreign currency translation. Underlying loan growth, excluding this impact and the acquisition of Banco de Comercio, was 14% from the same period last year, due to strong growth in mortgages, with substantial increases in Mexico, Chile and the Caribbean.

Total revenues were $708 million, an increase of 12% from last year, but down 6% from last quarter, due primarily to the negative impact of foreign currency translation.

Net interest income was $506 million, an increase of 14% from last year and essentially unchanged from last quarter. The year-over-year increase was due to strong asset growth, the Banco de Comercio acquisition, and higher margins in the Caribbean and Latin America.

Other income was $202 million this quarter, up $13 million from the same quarter last year, reflecting strong growth in Mexico, particularly in gains on investment securities. Quarter over quarter, other income declined 15% due primarily to higher gains on the sale of emerging market securities realized last quarter.

Credit quality in International remained strong. The provision for credit losses was $16 million this quarter, down $27 million from last year and $5 million below last quarter. The decrease from last year was due partly to higher credit costs in the Caribbean in 2004 as a result of hurricanes.

Non-interest expenses were $486 million this quarter, up 22% from last year and 9% from last quarter. These increases reflect the acquisition of Banco de Comercio, higher expenses in Mexico due to marketing initiatives and increases in performance-based compensation.

Other International Banking highlights:
•
Successfully launched credit card products in Belize, Guyana, St. Maarten and Turks & Caicos, where our customers are now offered MasterCard, Gold MasterCard and the co-branded Scotiabank AAdvantage MasterCard (available in Belize and Turks & Caicos).

•	Achieved several milestones in the growth of operations in China during the quarter, including:
¡	receiving approval to offer Chinese renminbi services with local companies;
¡	offering treasury services (foreign exchange spot in all currencies) to local and multinational companies;
¡	opening an expanded branch in Guangzhou with a fully equipped treasury dealing room to support the expansion of corporate lending, trade finance and treasury business.
•
Won several awards this quarter from Latin Finance magazine, recognizing leadership in the industry, including: Bank of the Year in Mexico, Bank of the Year in Jamaica and Bank of the Year in the Caribbean Region.

Other

Full Year
The Other category represents smaller operating segments, including Group Treasury and other corporate items, which are not allocated to a business line.

Net income available to common shareholders was $216 million in 2005 compared to $250 million in 2004. The decrease was due mainly to a smaller reduction in the general allowance for credit losses this year.

Revenues decreased by $19 million from 2004, mainly from lower investment gains in Group Treasury. Net interest income was negative $523 million in 2005, an improvement of $65 million from last year, mainly from higher dividend income. Net interest income includes the elimination of the gross-up of tax-exempt income. This amount is included in the operating segments, which are reported on a taxable equivalent basis and offset in this segment. This reduction was $326 million in 2005, compared to $274 million in 2004.

Other income declined $84 million year over year. Investment gains were $60 million lower in Group Treasury, primarily from lower bond gains, partially offset by increased gains on equity investments. In addition, in 2005 a gain of $118 million was realized on the sale of a portion of the Bank’s investment in Shinsei Bank, compared to $125 million gain realized in 2004.

The provision for credit losses included a $45 million reduction in the general allowance in 2005, compared to a $100 million reduction in 2004.

The provision for income taxes includes the elimination of the gross up of tax-exempt income, which was $52 million higher than last year.

Fourth Quarter
Net income available to common shareholders was $74 million, compared to $57 million last year, and $22 million last quarter. The quarter-over-quarter increase reflected the $45 million reduction in general allowance for credit losses this quarter. Revenues increased by $23 million year over year, and were $27 million higher than last quarter due mainly to higher net gains on equity investments.

Other Initiatives

Corporate governance

Sound and effective corporate governance continues to be a priority for Scotiabank and is considered essential to the Bank’s long-term success. Scotiabank’s corporate governance policies are designed, and are reviewed annually, to maintain the continued independence of the Board and its ability to effectively supervise management’s operation of the Bank. Board independence provides that the Bank is managed for the long-term benefit of its stakeholders.

In November 2005, the Board of Directors adopted a new corporate governance policy that requires majority voting for the election of Bank directors, in uncontested elections. Directors receiving more votes withheld than for their election will be required to tender their resignation. After considering recommendations from the Corporate Governance and Pension Committee, the Board will decide - within 90 days of the annual meeting - whether or not to accept the resignation. It is expected resignations will be accepted, unless there are extenuating circumstances. The Board of Directors will announce any such decisions via press release. This important initiative recognizes the role shareholders play in selecting Bank directors. This policy is available on the Bank’s website in the Corporate Governance section.

For further information on Scotiabank’s corporate governance policies, please refer to the corporate governance section of Scotiabank’s website, www.scotiabank.com, which includes information about the Board, including profiles of the Bank’s directors and executives, and copies of the charter and membership of each Board committee.

Disclosure procedures
The Board of Directors and the Audit and Conduct Review Committee of Scotiabank reviewed and approved this press release prior to its release today. The disclosure controls and procedures of Scotiabank support the ability of the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer to certify the annual Consolidated Financial Statements and the annual Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Community involvement
Contributing to the well-being of communities is an important part of who we are and what we do. In all of the many places where we live, work and do business, we strive to play a leadership role and make a positive impact.

•
Nearly 10,000 runners from more than 30 countries participated in the Scotiabank Toronto Waterfront Marathon on September 25. Our focus was the Scotiabank Charity Challenge, which helped raise funds for more than 40 charities. Fundraising topped $600,000.

•
Building on successful programs in Winnipeg and Vancouver, the Centre for Diversity Education and Training received support to expand their Discovering Diversity Schools Program to Calgary and Halifax. The centre provides opportunities for learning and dialogue to educate people across Canada about tolerance, respect and understanding, and the value of diversity.

Employees and human resources
Scotiabank recognizes that success relies on the strength of our employees. To continue to be successful, we are committed to creating and maintaining an environment that attracts talented and motivated people and provides them with a challenging and rewarding employment experience.

•
More than 41,600 employees responded to our annual global employee satisfaction survey, known as “ViewPoint.” The overall level of satisfaction reported was a very strong 83 per cent, continuing the upward trend enjoyed in the last few years. The results reinforce Scotiabank’s commitment to being an “employer of choice.” In 2005, Scotiabank was named one of the Top 50 Employers in Canada by The Globe and Mail’s Report on Business in its annual employment survey.

•
Scotiabank developed its first Global Orientation Program to provide new employees with a consistent and positive introduction to the organization. The online program will be rolled out across the entire Scotiabank Group over the coming months.

•
In September, we launched a new university campus recruitment campaign that targets MBA students and fourth-year undergraduates at Canadian universities. Running until April 30, 2006, the campaign will explain Scotiabank’s employment offer while gathering valuable information that will help recruiters attract the best and the brightest to the organization.

Business Line Review

Domestic Banking

	For the three months ended			For the year ended
(Unaudited) ($ millions)	October 31	July 31	October 31	October 31	October 31
(Taxable equivalent basis) (1)	2005	2005	2004	2005	2004
Business line income
Net interest income	$929	$905	$861	$3,576	$3,494
Provision for credit losses	69	63	74	274	317
Other income	474	453	416	1,819	1,671
Non-interest expenses	870	825	845	3,296	3,217
Provision for income taxes	136	149	109	566	522
Net Income	$328	$321	$249	$1,259	$1,109
Preferred dividends paid	2	2	1	6	4
Net income available to common shareholders (2)	$326	$319	$248	$1,253	$1,105
Other measures
Return on equity (3)	30.1%	31.2%	26.3%	31.0%	30.6%
Average Assets ($ billions)	$127	$124	$117	$123	$112

Scotia Capital

	For the three months ended			For the year ended
(Unaudited) ($ millions)	October 31	July 31	October 31	October 31	October 31
(Taxable equivalent basis) (1)	2005	2005	2004	2005	2004
Business line income
Net interest income	$201	$202	$229	$849	$937
Provision for credit losses	(7)	2	(25)	(71)	106
Other income	338	316	258	1,320	1,227
Non-interest expenses	198	214	202	929	960
Provision for income taxes	117	100	72	390	275
Net Income	$231	$202	$238	$921	$823
Preferred dividends paid	2	2	1	6	4
Net income available to common shareholders (2)	$229	$200	$237	$915	$819
Other measures
Return on equity (3)	27.4%	24.7%	25.3%	28.4%	20.3%
Average Assets ($ billions)	$114	$114	$103	$112	$109

International Banking

	For the three months ended			For the year ended
(Unaudited) ($ millions)	October 31	July 31	October 31	October 31	October 31
(Taxable equivalent basis) (1)	2005	2005	2004	2005	2004
Business line income
Net interest income	$506	$512	$444	$1,969	$1,858
Provision for credit losses	16	21	43	70	70
Other income	202	237	189	793	741
Non-interest expenses	486	447	400	1,712	1,606
Provision for income taxes	10	28	17	103	126
Non-controlling interest in net income of subsidiaries	20	17	13	71	75
Net Income	$176	$236	$160	$806	$722
Preferred dividends paid	2	2	1	6	4
Net income available to common shareholders (2)	$174	$234	$159	$800	$718
Other measures
Return on equity (3)	17.5%	24.1%	18.4%	21.6%	21.7%
Average Assets ($ billions)	$51	$51	$49	$50	$49

(1)	Refer to footnote (2) further below.
(2)	Refer to footnote (4) further below.
(3)	Refer to footnote (5) further below.

Other (1)

	For the three months ended			For the year ended
(Unaudited) ($ millions)	October 31	July 31	October 31	October 31	October 31
(Taxable equivalent basis) (2)	2005	2005	2004	2005	2004
Business line income
Net interest income (3)	$(130)	$(139)	$(146)	$(523)	$(588)
Provision for credit losses	(42)	(1)	(52)	(43)	(103)
Other income	140	122	133	597	681
Non-interest expenses	25	31	14	106	79
Provision for income taxes (3)	(49)	(72)	(33)	(212)	(137)
Net Income	$76	$25	$58	$223	$254
Preferred dividends paid	2	3	1	7	4
Net income available to common shareholders (4)	$74	$22	$57	$216	$250
Other measures
Average Assets ($ billions)	$25	$25	$13	$24	$14

Total

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
(Unaudited) ($ millions)	2005	2005	2004	2005	2004
Business line income
Net interest income	$1,506	$1,480	$1,388	$5,871	$5,701
Provision for credit losses	36	85	40	230	390
Other income	1,154	1,128	996	4,529	4,320
Non-interest expenses	1,579	1,517	1,461	6,043	5,862
Provision for income taxes	214	205	165	847	786
Non-controlling interest in net income of subsidiaries	20	17	13	71	75
Net Income	$811	$784	$705	$3,209	$2,908
Preferred dividends paid	8	9	4	25	16
Net income available to common shareholders	$803	$775	$701	$3,184	$2,892
Other measures
Return on equity (5)	20.5%	19.9%	18.8%	20.9%	19.9%
Average Assets ($ billions)	$317	$314	282	$309	$284

(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2)
The Bank, like some other banks, analyzes revenues, net interest margin on total average assets and the productivity ratio on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities to an equivalent before-tax basis. In the presentation of business line results, the corresponding offset is made in the provision for income taxes.

    Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. This use of TEB results in measures that are different from comparable GAAP measures and may not be the same as measures presented by other companies.

(3)
Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended October 31, 2005 ($75), July 31, 2005 ($81), October 31, 2004 ($73), and for the year ended October 31, 2005 ($326), and October 31, 2004 ($274), to arrive at the amounts reported in the Consolidated Statement of Income.

(4)	Commencing in 2005, the measure of segment profitability has been changed from net income to net income available to common shareholders. Prior periods have been restated.
(5)
For management and internal reporting purposes, the Bank allocates equity to its business lines using a methodology that considers credit, market and operational risk inherent in each business line. Return on equity is calculated based on the economic equity allocated to the business line. Economic equity is not a defined term under GAAP and, accordingly, the resulting return on equity for each business line may not be comparable to those used by other financial institutions.

Geographic Highlights

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
(Unaudited)	2005	2005	2004	2005	2004
Net income available to common shareholders ($ millions)
Canada	$500	$472	$391	$1,907	$1,632
United States	82	50	90	312	335
Other international	196	269	184	1,027	920
Corporate adjustments	25	(16)	36	(62)	5
	$803	$775	$701	$3,184	$2,892
Average Assets ($ billions)
Canada	$210	$207	$189	$205	$188
United States	26	26	19	25	21
Other international	78	78	72	76	73
Corporate adjustments	3	3	2	3	2
	$317	$314	$282	$309	$284

Impact of foreign currency translation
The movement in foreign currency exchange rates continued to have a negative effect on the Bank’s earnings in 2005, although to a lesser extent than last year. The Canadian dollar appreciated relative to the U.S. dollar by 8%, and against the Mexican peso by 5%. The dollar also strengthened against the Jamaican dollar and many other currencies in which the Bank conducts its business. Changes in the average exchange rates affected net income as shown in the following table:

Average exchange rate	2005	2004	2003
U.S. dollar/Canadian dollar	0.8217	0.7586	0.6936
Mexican peso/Canadian dollar	9.0523	8.5968	7.3388

Impact on income ($ millions)	2005 vs. 2004	2004 vs. 2003
Net interest income	$(164)	$(321)
Other income	(123)	(212)
Non-interest expenses	95	227
Other items (net of tax)	47	96
Net income	$(145)	$(210)
EPS (diluted)	$(0.14)	$(0.21)

We will continue to take appropriate action to mitigate the effect of foreign currency translation where it is cost-effective to do so.

Consolidated Financial Statements

Consolidated Statement of Income

	For the three months ended			For the year ended
	October 31	July 31	October 31	October 31	October 31
(Unaudited) ($ millions)	2005	2005	2004 (1)	2005	2004 (1)
Interest income
Loans	$2,653	$2,584	$2,291	$10,053	$9,074
Securities	801	807	647	3,104	2,662
Deposits with banks	186	173	120	646	441
	3,640	3,564	3,058	13,803	12,177
Interest expense
Deposits	1,541	1,500	1,258	5,755	4,790
Subordinated debentures	34	34	30	134	112
Capital instrument liabilities	13	13	38	53	164
Other	546	537	344	1,990	1,410
	2,134	2,084	1,670	7,932	6,476
Net interest income	1,506	1,480	1,388	5,871	5,701
Provision for credit losses	36	85	40	230	390
Net interest income after provision for credit losses	1,470	1,395	1,348	5,641	5,311
Other income
Card revenues	67	66	59	251	231
Deposit and payment services	181	184	161	701	646
Mutual funds	52	50	44	193	171
Investment management, brokerage and trust services	159	143	113	600	504
Credit fees	131	140	143	542	583
Trading revenues	126	133	118	594	476
Investment banking	171	162	144	680	648
Net gain on investment securities	109	109	54	414	477
Securitization revenues	19	21	26	79	111
Other	139	120	134	475	473
	1,154	1,128	996	4,529	4,320
Net interest and other income	2,624	2,523	2,344	10,170	9,631
Non-interest expenses
Salaries and employee benefits	861	874	829	3,488	3,452
Premises and technology	302	288	293	1,148	1,139
Communications	66	66	67	255	248
Advertising and business development	81	58	59	232	210
Professional	55	44	48	186	163
Business and capital taxes	30	38	32	147	142
Other	184	149	133	587	508
	1,579	1,517	1,461	6,043	5,862
Income before the undernoted	1,045	1,006	883	4,127	3,769
Provision for income taxes	214	205	165	847	786
Non-controlling interest in net income of subsidiaries	20	17	13	71	75
Net income	$811	$784	$705	$3,209	$2,908
Preferred dividends paid	8	9	4	25	16
Net income available to common shareholders	$803	$775	$701	$3,184	$2,892
Average number of common shares outstanding (millions):
Basic	995	995	1,008	998	1,010
Diluted	1,008	1,009	1,024	1,012	1,026
Earnings per common share (2) (in dollars):
Basic	$0.81	$0.78	$0.70	$3.19	$2.87
Diluted	$0.80	$0.77	$0.69	$3.15	$2.82
Dividends per common share (in dollars)	$0.34	$0.34	$0.30	$1.32	$1.10

(1)	Certain comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments.
(2)	The calculation of earnings per share is based on full dollar and share amounts.

See Basis of preparation and New accounting policies below.

Consolidated Balance Sheet

	As at
	October 31	July 31	October 31
(Unaudited) ($ millions)	2005	2005	2004 (1)
Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$2,501	$2,072	$1,921
Interest-bearing deposits with banks	15,182	17,736	12,932
Precious metals	2,822	2,327	2,302
	20,505	22,135	17,155
Securities
Investment	23,452	23,235	15,717
Trading	50,007	50,541	43,056
	73,459	73,776	58,773
Loans
Residential mortgages	75,520	73,867	69,018
Personal and credit cards	34,695	33,981	30,182
Business and government	62,681	63,604	57,384
Securities purchased under resale agreements	20,578	23,290	17,880
	193,474	194,742	174,464
Allowance for credit losses	2,469	2,565	2,696
	191,005	192,177	171,768
Other
Customers' liability under acceptances	7,576	7,353	7,086
Trading derivatives' market valuation	11,622	11,334	14,198
Land, buildings and equipment	1,934	1,947	1,872
Goodwill	498	546	261
Other intangible assets	235	219	240
Other assets	7,191	8,046	7,859
	29,056	29,445	31,516
	$314,025	$317,533	$279,212
Liabilities and shareholders' equity
Deposits
Personal	$83,953	$83,840	$79,020
Business and government	109,389	111,257	94,125
Banks	24,103	24,912	22,051
	217,445	220,009	195,196
Other
Acceptances	7,576	7,353	7,086
Obligations related to securities sold under repurchase agreements	26,032	27,003	19,428
Obligations related to securities sold short	11,250	9,976	7,585
Trading derivatives' market valuation	11,193	12,049	14,054
Other liabilities	20,794	21,277	15,733
Non-controlling interest in subsidiaries	306	296	280
	77,151	77,954	64,166
Subordinated debentures	2,597	2,617	2,615
Capital instrument liabilities	750	750	2,250

Shareholders' equity
Capital stock
Preferred shares	600	600	300
Common shares and contributed surplus	3,317	3,314	3,229
Retained earnings	14,126	13,909	13,239
Cumulative foreign currency translation	(1,961)	(1,620)	(1,783)
	16,082	16,203	14,985
	$314,025	$317,533	$279,212

(1)	Certain comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments.

See Basis of preparation and New accounting policies on pages below.

Consolidated Statement of Changes in Shareholders' Equity

	For the year ended
	October 31	October 31
(Unaudited) ($ millions)	2005	2004 (1)
Preferred shares
Balance at beginning of year	$300	$300
Issued	300	-
Balance at end of year	600	300
Common shares and contributed surplus
Common shares:
Balance at beginning of year	3,228	3,140
Issued	172	117
Purchased for cancellation	(84)	(29)
Balance at end of year	3,316	3,228
Contributed surplus: Fair value of stock options	1	1
Total	3,317	3,229
Retained earnings
Balance at beginning of year	13,239	11,747
Net income	3,209	2,908
Dividends: Preferred	(25)	(16)
Common	(1,317)	(1,110)
Purchase of shares	(973)	(290)
Other	(7)	-
Balance at end of year	14,126	13,239
Cumulative foreign currency translation
Balance at beginning of year	(1,783)	(1,074)
Net unrealized foreign exchange translation losses (2)	(178)	(709)
Balance at end of year	(1,961)	(1,783)
Total shareholders' equity at end of year	$16,082	$14,985

(1)	Certain comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments.
(2)
Comprises unrealized foreign exchange translation losses on net investments in self-sustaining foreign operations of $(416) (2004 - $(1,085)) and gains from related foreign exchange hedging activities of $238 (2004 - $376).

See Basis of preparation and New accounting policies below.

Condensed Consolidated Statement of Cash Flows

	For the three months ended		For the year ended
Sources and (uses) of cash flows	October 31	October 31	October 31	October 31
(Unaudited) ($ millions)	2005	2004 (1)	2005	2004 (1)
Cash flows from operating activities
Net income	$811	$705	$3,209	$2,908
Adjustments to net income to determine cash flows	(232)	33	(213)	42
Net accrued interest receivable and payable	(199)	120	(204)	(103)
Trading securities	(71)	1,860	(7,014)	(1,514)
Trading derivatives' market valuation, net	(1,193)	(14)	(400)	350
Other, net	505	(204)	1,300	(718)
	(379)	2,500	(3,322)	965
Cash flows from financing activities
Deposits	455	592	22,282	8,106
Obligations related to securities sold under repurchase agreements	(294)	(2,778)	6,676	(8,011)
Obligations related to securities sold short	1,307	(3,733)	3,693	(1,528)
Capital instrument liabilities redemptions/repayments	-	-	-	(260)
Capital stock issued	24	26	416	114
Capital stock redeemed/purchased for cancellation	(269)	(45)	(1,057)	(319)
Cash dividends paid	(346)	(306)	(1,342)	(1,126)
Other, net	262	130	806	(230)
	1,139	(6,114)	31,474	(3,254)
Cash flows from investing activities
Interest-bearing deposits with banks	1,988	2,890	(2,814)	3,483
Loans, excluding securitizations	(1,988)	(1,216)	(23,910)	(7,998)
Loan securitizations	475	779	2,153	3,514
Investment securities, net	(697)	1,822	(2,521)	4,655
Land, buildings and equipment, net of disposals	(62)	(89)	(168)	(228)
Other, net (2)	3	-	(276)	(59)
	(281)	4,186	(27,536)	3,367
Effect of exchange rate changes on cash and cash equivalents	(50)	(62)	(36)	(54)
Net change in cash and cash equivalents	429	510	580	1,024
Cash and cash equivalents at beginning of period	2,072	1,411	1,921	897
Cash and cash equivalents at end of period	$2,501	$1,921	$2,501	$1,921
Cash disbursements made for:
Interest	$2,352	$1,556	$8,142	$6,581
Income taxes	$276	$186	$907	$751

(1)	Certain comparative amounts have been retroactively restated for new CICA accounting requirements relating to the distinction between equity and liability instruments.
(2)
For the year ended October 31, 2005, comprises investments in subsidiaries which are net of non-cash consideration consisting of common shares issued from treasury of $49 (2004 - nil) and cash and cash equivalents at the date of acquisition of $17 (2004 - nil).

See Basis of preparation and New accounting policies below.

Basis of preparation
These unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), except for certain required disclosures. Therefore, these consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2004. The accounting policies used in the preparation of these consolidated financial statements are consistent with those used in the 2004 year-end statements except as described below. Certain comparative amounts have been reclassified to confirm with the current period’s accounting presentation.

New accounting policies

Consolidation of variable interest entities
Effective November 1, 2004, the Bank adopted a new accounting guideline issued by the Canadian Institute of Chartered Accountants (CICA), which requires consolidation of variable interest entities (VIEs) by the primary beneficiary. An entity is a VIE when, by design, one or both of the following conditions exist: (a) total equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others; (b) as a group, the holders of the equity investment at risk lack certain essential characteristics of a controlling financial interest. The VIE guideline also exempts certain entities from its scope. The primary beneficiary is the enterprise that absorbs or receives the majority of the VIE’s expected losses, expected residual returns, or both. Investments in VIEs where the Bank has significant influence, but where the Bank is not the primary beneficiary, are accounted for using the equity method.

On adoption of this new accounting guideline, the Bank assessed that it was the primary beneficiary of multi-seller commercial paper conduit programs which it administers, and consolidated these conduits in its financial statements. As a result, investment securities, personal and credit card loans, and other liabilities on the Consolidated Balance Sheet increased by $5 billion, $3 billion, and $8 billion, respectively.

The Bank also assessed that it is not the primary beneficiary of Scotiabank Capital Trust. As a result, on adoption of this new accounting guideline, the Bank deconsolidated this entity on a prospective basis, with the effect of reclassifying $1.5 billion of obligations to business and government deposit liabilities from capital instrument liabilities in the Consolidated Balance Sheet.

There were other structures that the Bank consolidated on adoption of this new accounting guideline. However, the resulting increase in total assets and liabilities was insignificant.

The adoption of this new accounting change did not affect net income available to common shareholders or earnings per share.

Liabilities and equity
Effective November 1, 2004, the Bank, as required, retroactively adopted, with restatement of prior periods, a new pronouncement issued by the CICA amending the accounting for certain financial instruments that have the characteristics of both a liability and equity. This pronouncement requires those instruments that must or can be settled by issuing a variable number of the issuer’s own equity instruments to be presented as liabilities rather than as equity.

This pronouncement affected $2 billion of Scotiabank Trust Securities issued through BNS Capital Trust and Scotiabank Capital Trust, and $250 million of preferred shares issued by Scotia Mortgage Investment Corporation. These instruments were retroactively reclassified from non-controlling interest in subsidiaries and shareholders’ equity, respectively, to capital instrument liabilities. As well for fiscal 2004, disbursements of $164 million (2003 - $182 million) associated with these instruments were retroactively reclassified as interest expense, whereas prior to fiscal 2005, such disbursements were recorded as non-controlling interest in net income of subsidiaries of $134 million (2003 - $120 million), preferred dividends of $23 million (2003 - $55 million), and provision for income taxes of $7 million (2003 - $7 million).

Furthermore, effective November 1, 2004, in accordance with a new Canadian accounting pronouncement related to VIEs, $1.5 billion of Scotiabank Trust Securities were reclassified prospectively to deposit liabilities in the Consolidated Balance Sheet (see the above changes in accounting policy regarding the consolidation of variable interest entities).

In all cases, there was no change to net income available to common shareholders or earnings per share. As well, the Bank’s risk-based regulatory capital ratios were not affected, as the Bank’s innovative Tier 1 capital instruments remain eligible as Tier 1 capital for regulatory purposes.

Share Data

	As at
	October 31
(thousands of shares)	2005
Class A preferred shares issued by Scotia Mortgage Investment Corporation	250	(1)
Series 2000-1 trust securities issued by BNS Capital Trust	500	(1)
Series 2002-1 trust securities issued by Scotiabank Capital Trust	750	(2)
Series 2003-1 trust securities issued by Scotiabank Capital Trust	750	(2)
Preferred shares Series 12	12,000	(3)
Preferred shares Series 13	12,000	(4)
Common shares outstanding	990,182	(5)(6)
Outstanding options granted under the Stock Option Plans to purchase common shares	37,582	(5)(7)

(1)	Reported in capital instrument liabilities in the Consolidated Balance Sheet.
(2)	Reported in business and government deposits in the Consolidated Balance Sheet.
(3)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.
(4)
These shares are entitled to non-cumulative preferential cash dividends payable quarterly. The initial dividend paid July 27, 2005, was $0.4405 per share. Subsequent quarterly dividends will be $0.30 per share.

(5)	As at November 17, 2005, the number of outstanding common shares and options were 990,203 and 37,561, respectively. The number of other securities disclosed in this table were unchanged.
(6	Includes 1,195 shares issued from treasury in June 2005 related to an acquisition of a subsidiary.
(7)	Included are 15,275 stock options with tandem stock appreciation right (SAR) features.

Shareholder & Investor Information

Direct deposit service
Shareholders may have dividends deposited directly into accounts held at financial institutions that are members of the Canadian Payments Association. To arrange direct deposit service, please write to the Transfer Agent.

Dividend and Share Purchase Plan
Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the Transfer Agent.

Dividend dates for 2006
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 3	January 27
April 4	April 26
July 4	July 27
October 3	October 27

Duplicated communication
If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the Transfer Agent to combine the accounts.

World Wide website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and web broadcast
The conference call will take place on Tuesday, November 29, 2005, at 3:00 p.m. EST, and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone toll-free, at 1-800-814-3911 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentations, may be accessed via the Internet on the Investor Relations page of www.scotiabank.com. During the call, listeners may also wish to refer to the Quarterly Results information displayed on the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are also invited to submit questions by e-mail, to investor.relations@scotiabank.com.

A telephone replay of the call will be available between November 29, 2005, and December 13, 2005, by calling (416) 640-1917 (identification code 21160057#). The archived audio webcast will be available on the Investor Relations page of www.scotiabank.com from approximately 6:00 p.m. EST on November 29, 2005, for three months.

Annual Meeting of Shareholders
The Bank’s Annual Meeting of Shareholders will be held at the Fairmont Hotel in Winnipeg, Manitoba on March 3, 2006. The record date for determining shareholders entitled to receive notice of the meeting will be the close of business on January 13, 2006.

Forward-looking statements
This document includes forward-looking statements which are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These statements include comments with respect to the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Forward-looking statements are typically identified by words or phrases such as “believe”, “expect”, “anticipate”, “intent”, “estimate”, “plan”, “may increase”, “may fluctuate”, and similar expressions of future or conditional verbs such as “will”, “should”, “would” and “could”.

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. The Bank cautions readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere; operational and reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; consolidation in the Canadian financial services sector; changes in tax laws; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes; the possible impact of international conflicts and other developments including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information on risks the Bank faces, please see the Risk Management section starting on page 54 of the Bank’s 2004 Annual Report.

The Bank cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the foregoing factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Bank.

Additional information relating to the Bank, including the Bank's Annual
Information Form, can be located on the SEDAR website at www.sedar.com, and on the EDGAR section of the SEC's website at www.sec.gov.

General information
Information on your shareholdings and dividends may be obtained by writing to the Bank's Transfer Agent:
Computershare Trust Company of Canada
100 University Ave., 9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank
Scotia Plaza
44 King Street West, Toronto, Ontario,
Canada M5H 1H1
Telephone: (416) 866-5982
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com

For other information and for media inquiries, please contact the Public and Corporate Affairs Department at the above address.

Telephone: (416) 866-3925
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.ca

The Bank of Nova Scotia is incorporated in Canada with limited liability.

Le Rapport annuel et les états financiers périodiques de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer le Service des relations publiques de la Banque Scotia, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible l'étiquette d'adresse, afin que nous puissions prendre note du changement.

Scotiabank is one of North America's premier financial institutions and Canada's most international bank. With more than 50,000 employees, Scotiabank Group and its affiliates serve about 10 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking. With $314 billion in assets (as at October 31, 2005), Scotiabank trades on the Toronto (BNS) and New York Exchanges (BNS). For more information please visit www.scotiabank.com.

For further information:

Luc Vanneste, Executive Vice-President and Chief Financial Officer, (416) 933-3250;
Kevin Harraher, Vice-President, Investor Relations, (416) 866-5982;
Frank Switzer, Director, Public Affairs, (416) 866-7238.